UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                             PRESIDIO CAPITAL CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Class A Common Shares, U.S. $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G72201109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Lawrence A. Kobrin, Esq.
                             Jonathan I. Mark, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  March 5, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1of 35 Pages

                                  SCHEDULE 13D


-----------------------------------------        -----------------------------
CUSIP No. G72201109                                    Page 2 of 35 Pages
-----------------------------------------        -----------------------------

-------- ---------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Presidio Holding Company, LLC - EIN 13-3958513
-------- ---------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                      (a)
                                                                      (b) /x/
-------- ---------------------------------------------------------------------
3        SEC USE ONLY
-------- ---------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)

         00 - Equity Contribution
-------- ---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------- ---------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Person is organized under the laws of New York
-------- ---------------------------------------------------------------------
                                        7       SOLE VOTING POWER


                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       9,412,715
                                        ------- -------------------------------
               OWNED BY                 9       SOLE DISPOSITIVE POWER
                 EACH
              REPORTING
                                        ------- -------------------------------
             PERSON WITH                10      SHARED DISPOSITIVE POWER

                                                9,412,715
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,412,715
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See

-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         approximately 94%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)

         00 - Limited Liability Company
-------- ----------------------------------------------------------------------


                               Page 2 of 35 Pages

                                  SCHEDULE 13D


-----------------------------------------        -----------------------------
CUSIP No. G72201109                                    Page 3 of 35 Pages
-----------------------------------------        -----------------------------

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Presidio Property Holding Company, LLC - Applied For
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                     (a)
                                                                     (b)  /x/
-------- ----------------------------------------------------------------------
3        SEC USE ONLY
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)

         00 - Contribution of Securities
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Person is organized under the laws of Delaware
-------- ----------------------------------------------------------------------
                                        7       SOLE VOTING POWER

                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       9,412,715
                                        ------- -------------------------------
               OWNED BY                 9       SOLE DISPOSITIVE POWER
                 EACH
              REPORTING
                                        ------- -------------------------------
             PERSON WITH                10      SHARED DISPOSITIVE POWER

                                                9,412,715
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,412,715
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)

-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         approximately 94%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)

         00 - Limited Liability Company
-------- ----------------------------------------------------------------------


                               Page 3 of 35 Pages

Item 1.           Security and Issuer.

          This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") with respect to the Class A Common Shares (the "Class A Shares") of Presidio Capital Corp. (the "Issuer"), previously filed on July 28, 1997 by Presidio Holding Company, LLC ("PHC"). By this amendment, Presidio Property Holding Company, LLC ("PPHC") is added as a reporting person to such Schedule 13D. Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 2.           Identity and Background.

         Item 2 is amended by adding the following:

          This statement is also filed by Presidio Property Holding Company, LLC ("PPHC") a Delaware limited liability company. The address for PPHC is c/o Presidio Capital Corp. 411 West Putnam Avenue, Suite 270, Greenwich, Connecticut 06830. PPHC is a newly formed entity created to hold the shares of the Issuer. The members of PPHC are PHC; A. G. Presidio Investors, LLC having a business address c/o Angelo, Gordon & Co., L.P., 245 Park Avenue, 26th Floor, New York, New York 10167; DK Presidio Investors, LLC, having a business address c/o M.H. Davidson and Company, 885 Third Avenue, New York, New York 10022; Stonehill Partners, L.P., having a business address at 110 East 59th Street, New York, New York 10022; Stonehill Offshore Partners Limited having a business address at 110 East 59th Street, New York, New York 10022 and Stonehill Institutional Partners, LP having a business address at 110 East 59th Street, New York, New York 10022. The managers of PPHC are David Hamamoto; David King; Richard J. Sabella; W. Edward Scheetz; Jeffrey H. Aronson, a United States citizen having a business address at 245 Park Avenue, 26th Floor, New York, New York 10167; Thomas L. Kempner, Jr., a United States citizen having a business address at 885 Third Avenue, New York, New York 10022; and John A. Motulsky, a United States citizen having a business address at 110 East 59th Street, New York, New York 10022. PHC is the controlling member of PPHC. The officers of PPHC are Richard J. Sabella, President and Chief Executive Officer; W. Edward Scheetz, Vice President; David Hamamoto, Vice President; David King, Chief Operating Officer; and Kevin Reardon, Chief Financial Officer, Treasurer and Secretary. Messrs. Sabella, King and Reardon are each United States citizens and each has a business address at 411 West Putnam Avenue, Suite 270, Greenwich, Connecticut 06830.

          During the five years prior to the date hereof, neither PPHC nor to PPHC's knowledge any manager or officer of PPHC has (i) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has been (ii) a part of any civil proceeding for a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source in Amount of Funds or Other Consideration

          Item 3 is amended by adding the following with respect to PPHC. The Class A Shares were contributed to PPHC by PHC, Stonehill, Angelo/Gordon and Davidson in exchange for membership interests in PPHC.

Item 4.           Purpose of Transaction.

          Item 4 is amended by adding the following:


                               Page 4 of 35 Pages

          In Amendment No. 3 to the Schedule 13D, PHC disclosed that on December 3, 1997, it made certain proposals to Stonehill Partners, L.P., Stonehill Offshore Partners Limited, John A. Motulsky (collectively, "Stonehill"), Angelo, Gordon & Co., L.P. ("Angelo/Gordon") and M.H. Davidson & Co. ("Davidson") and communicated with such persons concerning potential plans and proposals that could involve one or more of the matters described in clauses (i) through (x) of
Item 4.

          On March 5, 1998, PHC entered into an agreement with affiliates of Stonehill, Angelo/Gordon and Davidson pursuant to which PHC, Stonehill,
Angelo/Gordon and Davidson contributed all of the shares of the Issuer beneficially owned by them to PPHC in exchange for membership interests in PPHC.

          Reference is made to the statement on Schedule 13D with respect to the Class A stock filed by Davidson and entities affiliated therewith dated January 16, 1996, as amended, to the date hereof (the "Davidson 13D"), for additional information with respect to Davidson and such entities. Reference is hereby made to the statement on Schedule 13D with respect to the Class A stock filed by Angelo/Gordon and persons affiliated therewith dated April 8, 1997, as amended, to the date hereof (the "Angelo/Gordon 13D"), for additional information with respect to Angelo/Gordon and such persons. Reference is made to the statement on
Schedule 13D with respect to Class A stock filed by Stonehill dated December 15, 1997, as amended, to the date hereof (the "Stonehill 13D"), for additional information with respect to Stonehill.

          Reference is made to the Operating Agreement of PPHC dated March 5, 1998, a copy of which is filed as Exhibit 3 hereto.

Item 5.           Interest and Security of the Issuer.

          Item 5 is amended by adding the following with respect to PPHC:

          (a) 9,412,715 Class A Shares; approximately 94% interest in the Issuer

          (b) sole power to vote -- 9,412,715 Class A Shares; sole power to dispose -- 9,412,715 Class A Shares

          (c) On March 5, 1998, PHC, Stonehill, Angelo/Gordon and Davidson contributed all the shares of the Issuer beneficially owned by them to PPHC in exchange for membership interests in PPHC.

Item 6. Contracts, Arrangement, Understandings and Relationships with Respect to Securities of the Issuer

          Other than the Operating Agreement of PPHC filed herewith as Exhibit 3, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

          Item 7 is amended by adding the following:

          Exhibit 3. Operating Agreement of Presidio Property Holding Company dated March 5, 1998.




                               Page 5 of 35 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March  11, 1998


                                       PRESIDIO HOLDING COMPANY, LLC


                                       By: /s/ Richard J. Sabella
                                           ---------------------------------
                                       Name: Richard J. Sabella
                                       Title:  Authorized Signatory



                                       PRESIDIO PROPERTY HOLDING
                                             COMPANY, LLC


                                       By: /s/ Richard J. Sabella
                                           ---------------------------------
                                       Name: Richard J. Sabella
                                       Title:  Authorized Signatory













                               Page 6of 35 Pages

                                                           Exhibit 3

                     PRESIDIO PROPERTY HOLDING COMPANY, LLC

                               OPERATING AGREEMENT


     OPERATING AGREEMENT of PRESIDIO PROPERTY HOLDING COMPANY, LLC (the "Company"), dated March 5, 1998, among PRESIDIO HOLDING COMPANY, LLC, a Delaware limited liability company ("PHC"), and the persons listed on Schedule A hereto (collectively, the "Members").

                                R E C I T A L S:

     WHEREAS, the Members wish to form a limited liability company pursuant to the laws of the State of Delaware;

     WHEREAS, the Members wish to provide for the operation and management of the Company for the purposes stated herein;

                               A G R E E M E N T:

     NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, the parties agree as follows:

                    ARTICLE 1 - THE LIMITED LIABILITY COMPANY

     1.01 Formation. The Members hereby form a limited liability company subject to the provisions of the Delaware Limited Liability Company Act (the "DLLCA").

     1.02 Filing. In connection with the execution and delivery of this agreement, the Members have caused a Certificate of Formation that complies with the requirements of the DLLCA to be properly filed with the Secretary of State of the State of Delaware. In addition, the Members shall execute such further documents (including amendments to the Certificate of Formation) and take such further action as is appropriate to comply with the requirements of law for the formation or operation of a limited liability company in all states and countries where the Company may conduct its business. The Members hereby ratify, adopt and approve all acts taken by Brett Fox as organizer.

     1.03 Name. The name of the Company shall be Presidio Property Holding Company, LLC.

     1.04 Registered Office; Registered Agent. The location of the registered office of the Company shall be c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 and thereafter at such other location as the Members may designate. The Company's registered agent at such address shall be Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

     1.05 Events of Dissolution. The Company shall have perpetual existence unless dissolved by:

     (a) the affirmative vote of Members having Participation Percentages (as defined in Section 3.02) aggregating more than 80%;

     (b) the occurrence of a liquidation procedure pursuant to Section 12.02; or

     (c) any other event causing a dissolution of a limited liability company under the DLLCA.

     1.06 Title to Company Assets. Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company or one or more nominees, as the Managers may determine. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

     1.07 Power of Attorney. (a) Each Member hereby constitutes and appoints the Managers, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all certificates, documents and other instruments (including, without limitation, the Certificate of Formation and all amendments or restatements thereof) that the Managers deem necessary or appropriate to form, qualify or continue the existence of qualification of the Company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (ii) all certificates, documents and other instruments that the Managers deem necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; and (iii) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managers deem necessary or appropriate to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement. Nothing contained in this Section shall be construed as authorizing the Managers to amend this Agreement except as expressly provided in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and not be affected by the subsequent dissolution, bankruptcy or termination of any Member or the transfer of any Capital Interest (as herein defined) and shall extend to a Member's heirs, successors, assigns and personal representatives, but such power shall terminate upon the dissolution of the Company.

     1.08 Management of Business. The business of the Company shall be conducted by its Managers, which may designate such individuals or other entities (which may or may not be Members or affiliates thereof as provided in Article 9) to conduct the day-to-day activities of the Company as further provided and subject to Articles 6 and 7. The Managers may appoint such attorney-in-fact or agent as they may determine from time to time. Such attorney-in-fact or agent shall serve until their successors are designated by written action of the Managers.

     1.09 Character of Business. The business of the Company shall be to transact any and all business as may be lawfully engaged in by limited liability companies organized under the laws of the State of Delaware. The initial business of the Company shall be to hold Class A shares of Presidio Capital Corp., a British Virgin Islands company ("Presidio").

     1.10 Principal Place of Business. The location of the principal place of business of the Company shall be at 411 West Putnam Avenue, Greenwich, CT 06831, or at such other place as the Managers from time to time may select.


                         ARTICLE 2 - MEETINGS OF MEMBERS

     2.01 Members. The name and place of residence of each Member are as set forth on Schedule A. The Managers shall maintain and update Schedule A from time to time as appropriate to reflect changes.

     2.02 Annual Meeting. The annual meeting of the Members shall be held on such date on or prior to June 30 as may be determined by the Managers, commencing with the year 1998, for the purpose of the transaction of such business as may come before the meeting.

     2.03 Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Managers of the Company or any Member or Members whose collective Participation Percentage is at least 25%; provided that no more than two such special meetings shall be called in any twelve-month period unless all the Managers or Members, as the case may be, join in calling the meeting.

     2.04 Place of Meetings. The Members may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company.

     2.05 Quorum. Members having Participation Percentages aggregating more than 50% (a "Majority in Interest"), represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Participation Percentages so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of a number of Members whose absence would cause less than a quorum to be present.

     2.06 Required Majority. If a quorum is present, the vote of a Majority in Interest shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the DLLCA, by the Certificate of Formation or by this Agreement. However, the affirmative vote or consent of Members having Participation Percentages aggregating at least 80% shall be required to approve any merger involving the Company in which the Company is not the survivor, or any plan of liquidation that involves the distribution to Members of assets other than cash or cash equivalents.

     2.07 Conference Telephone. Any Member may participate in a meeting of the Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting by means of such equipment shall constitute presence in person at such meeting.

     2.08 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice and without a vote, if the action is evidenced by one or more written consents describing the action taken, signed by the proportion of Members as would be required under Section 2.06 for an act of Members at a meeting, and delivered to the Secretary of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when Members sufficient to take the action pursuant to the preceding sentence have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent. Any Member or Manager proposing to take any such action by written consent shall use reasonable best efforts to notify all Members simultaneously, and in any event notice of any action so taken shall be given promptly to all Members.


                        ARTICLE 3 - CAPITAL CONTRIBUTIONS

     3.01 Capital Contributions. Each Member shall contribute to the Company's initial capital the respective number of Class A shares of Presidio ("Presidio Shares") set forth opposite its name on Schedule A hereto ("Initial Contribution"), each of which shares the parties agree shall be valued at the Base Price. No Member shall be obligated to make any additional capital contribution.

     3.02 Certain Representations. Each Member represents that (i) this Agreement has been duly authorized, executed and delivered by it, (ii) it has marketable title to the Presidio Shares to be contributed by it to the Company and (iii) when contributed to the Company, the Presidio Shares to be contributed to the Company will be free and clear of any security interest, claim, lien or other encumbrance.

     3.03 Capital Interests. Each Member shall receive a Capital Interest in the Company upon becoming a Member and making any capital contribution to the Company. Each such Capital Interest shall (i) entitle its holder to an allocation of the profits and losses of the Company, to distributions as provided in Article 5, and to a share of the assets of the Company upon winding up as provided in Article 12, and (ii) shall correspond to a limited liability company interest as provided in the DLLCA ("Capital Interest"). Each Member with a Capital Interest shall have a Participation Percentage that shall initially equal the fraction (expressed as a percentage) the numerator of which is the number of Presidio Shares contributed by such Member and the denominator of which is the number of Presidio Shares contributed by all Members ("Participation Percentage"). The value of any additional contributions by the Members shall be determined in good faith by the Managers. In connection with any capital contribution other than the Initial Contribution, the capital accounts and Participation Percentages of the Members may be adjusted to reflect the fair value of the Capital Interests immediately prior to such increase or admission in accordance with Treasury Regulation 1.704-1(b)(2)(iv)(f).

     3.04 Capital Accounts. The Company shall maintain capital accounts in accordance with the provisions of Section 10.02 of this Agreement.

     3.05 No Personal Liability. No Member shall have any individual liability to the Company or to the other Members or to any third party with which the Company may deal or transact business to make any additional capital contribution. No additional claims or rights may be asserted by any third party claimant or creditor of the Company or by any receiver, trustee, or other person acting or purporting to act on behalf of the Company or the Member. No participant in any Member and no officer, director, partner or owner of any Member shall have any liability with respect to additional capital contributions.


                ARTICLE 4 -CERTIFICATES FOR MEMBERSHIP INTERESTS

     4.01 Issuance of Certificates. The Company shall, upon the request of a Member, issue a certificate, signed by the Managers or such officers as the Managers may designate, representing such Member's membership interests in the Company. Any certificate so issued shall bear a legend setting forth the restrictions on transfer set forth in section 11.03 hereof. For purposes of the grant, pledge, attachment or perfection of a security interest in any Capital Interest in the Company, the Capital Interests in the Company will be deemed to be "securities" within the meaning of Section 8-102(a)(15) of the Uniform Commercial Code as in effect from time to time in the State of Delaware.

                  ARTICLE 5 - PROFITS, LOSSES AND DISTRIBUTIONS


     5.01 Distributions. (a) Annually or at more frequent intervals, at the discretion and determination of the Managers, or at such other time as may be required under any provision of this Agreement, then available funds shall be distributed to the Members. Any distribution to Members shall be made in accordance with this Section 5.01.

     For this purpose, "available funds" means the Company's gross cash receipts, less the Company's expenditures, and less the amount that, in the Managers' reasonable judgment, the Company should retain in order to fulfill its business purposes.

     (b) Distributions made pursuant to this Section 5.01 shall be made 100% to PHC until the aggregate amount distributed to PHC, together with the aggregate amount previously distributed to PHC pursuant to this sentence of Section 5.01(b) and all T-2 Distributions received by PHC, equals the PHC Priority. Thereafter, distributions made pursuant to this Section 5.01 shall initially be divided among the Members in proportion to their respective Participation Percentages. Each Member's Participation Percentage of any distribution shall be distributed:

          (1) first, to the Member to the extent of the excess, if any, of (x) the aggregate capital contributed by the Member over (y) the aggregate amount previously distributed to the Member pursuant to this Section 5.01(b)(1), together with all T-2 Distributions received by the Member;

          (2) second, to the Member, until the cumulative distributions to the Member, together with all T-2 Distributions received by the Member, represent an IRR of 10%;

          (3) third, until the cumulative distributions to the Member, together with all T-2 Distributions received by the Member, represent an IRR of 20%,

               (A) 10% to PHC, and

               (B) 90% to the Member;

          (4) fourth, until the cumulative distributions to the Member, together with all T-2 Distributions received by the Member, represent an IRR of 25%,

               (A) 15% to PHC, and

               (B) 85% to the Member; and

          (5) fifth, to the extent that the cumulative distributions to the Member, together with all T-2 Distributions received by the Member, represent an IRR that exceeds 25%,

               (A) 18% to PHC, and

               (B) 82% to the Member.

     Notwithstanding the foregoing, from and after a Change in Management, each Member's Participation Percentage of any distribution shall be made 100% to the Member without regard to any sharing with PHC, except to the extent such distributions represent distributions of cash or cash equivalents held by the Company at the time of the Change in Management or realized within three months after the Change in Management that represent available funds; provided, however, that no such payment to PHC under the provisions of this Agreement shall be permitted if it would cause the Company to be insolvent.

     (c) Solely for purposes of determining the right of PHC to participate in distributions in respect of the Participation Percentage of any other Member pursuant to Section 5.01(b), (i) each Member's Initial Contribution shall be deemed to have been made on August 28, 1997, (ii) each Presidio Share contributed in the Initial Contribution shall be valued at the Base Price, (iii) any capital contribution by a Member after the date hereof other than in cash shall be valued by the Managers pursuant to Section 3.03 hereof in good faith,
(iv) any contribution of capital by a Member after the date hereof to any of the T-2 Entities shall be treated as a capital contribution under this Agreement and
(v) any net cash proceeds realized by a Member in connection with a sale by all Members of all of their capital interests in any of the T-2 Entities a single transaction or series of related transactions shall be treated as having been distributed to such Member pursuant to this Agreement. In the case of a transfer by a Member of all or part of its Capital Interest in a transaction that is not in connection with a sale by all Members of all of their Capital Interests in a single transaction or series of related transactions, the transferee shall be treated in the same manner as the transferor in determining the right of PHC to participate in distributions in respect of the portion of the Capital Interest transferred. A transfer by a Member of all or part of its interest in any T-2 Entity that is not subject to clause (v) above shall be disregarded in applying the provisions of this Section 5.01(c).

     (d) The Company shall at all times be entitled to make payments required to discharge any obligation of the Company to withhold and make payments to any governmental authority with respect to any Federal, state and local tax liability of any Member arising out of such Member's share of allocations and distributions attributable to such Member's interest in the Company ("affected Member"). To the extent not deducted from any payment, each affected Member shall pay the Company the amount of any such payment after five (5) days' notice thereof, and, upon the failure to do so, such payment made by the Company shall be deemed to be a loan by the Company to such affected Member and shall not be deemed to be a distribution to such affected Member. The amount of such deemed loan shall bear interest, on each such amount from the date of each such payment until the date such amount is repaid to the Company, at an interest rate equal to the rate from time to time in effect for late payments of the underlying Federal, state or local tax liability in question, and shall be repaid to the Company by (a) deduction from any distributions otherwise payable to such affected Member pursuant to this Agreement or (b) earlier payment of such amounts and interest by such affected Member to the Company.

     5.02 Allocation of Profits and Losses. (a) The Company's Profits and Losses shall be determined on an annual basis and shall be allocated to the Members in accordance with this Section 5.02.

     (b) Except as provided in Section 5.02(c) and (d), Profits or Losses for each fiscal year shall be allocated among the Members (and credited or debited to their Capital Accounts) in such manner that if the Company were to liquidate completely immediately after the end of such fiscal year and in connection with such liquidation sell all of its assets and settle all of its liabilities at their then Adjusted Book Values (i.e., without any Profits or Losses resulting therefrom); (i) the distribution by the Company of any remaining cash to the Members in accordance with their respective positive Capital Account balances (after crediting or debiting

Capital Accounts for Profits or Losses for such fiscal year) would correspond as closely as possible to the distributions that would result if the liquidating distributions has instead been made in accordance with the provisions of Section 5.01(b), and (ii) any resulting deficit Capital Account balances (after crediting or debiting Capital Accounts for Profits and Losses for such fiscal year) would correspond as closely as possible to the manner in which economic responsibility for Company deficit balances (as determined in accordance with the principles of Treasury Regulations under Section 704 of the Code) would be borne by the Members under the terms of this Agreement and any collateral agreements. For purposes of maintaining the Capital Accounts, items of income, gain, loss, deduction, expense and credit shall be allocated to the Members in the same manner as are Profits and Losses, except where otherwise necessary to more closely achieve the result contemplated by the first sentence of this
Section 5.02(b).

     (c) Allocations necessary to fulfill the requirements of a "qualified income offset" under Treas. Reg. ss. 1.704-1(b)(2)(ii)(d) and a "minimum gain chargeback" under Treas. Reg. ss. 1.704-2(f) shall be made, but shall be neutralized to the extent feasible by offsetting allocations made for subsequent periods.

     (d) To the extent practicable, distributions to PHC in respect of the PHC Priority pursuant to the first sentence of Section 5.01(b) shall not be considered made out of Profits, and taxable income and gain of the Company shall not be allocated to PHC on account of such distributions (except with respect to amounts representing notional interest).

     5.03 Book-Tax Disparities. Gain or loss or depreciation or amortization with respect to property contributed to the Company by a Member or revalued pursuant to Treas. Reg. ss. 1.704-1(b)(2)(iv)(f) shall be allocated in a manner that takes into account the difference between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Internal Revenue Code and Treas. Reg. ss. 1.704-1(b)(4)(i), using any method permitted by applicable Treasury Regulations. In connection with any sale by the Company of Class A Common Shares of Presidio, the shares deemed sold shall be selected from those contributed by the Members pro rata in proportion to the Participation Percentages of the Members.

     5.04 Capital Withdrawal. No member shall have the right to withdraw any amount from its capital account or receive a distribution of property or cash unless approved by the Managers.

     5.05 Definitions. For purposes of this Article V, the following terms have the meanings ascribed to them.

     "Adjusted Book Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

     (a) The Adjusted Book Value of any asset contributed or deemed contributed by a Member to the Company shall be the Fair Market Value of such asset at the time of contribution;

     (b) The Adjusted Book Value of any asset distributed or deemed distributed by the Company to any Member shall be adjusted immediately prior to such distribution to equal its Fair Market Value, at such time;

     (c) The Adjusted Book Values of all Company assets shall be adjusted (unless the effect of such adjustment would be de minimis) to equal their respective Fair Market Values as of:

          (1) The date of the acquisition of an additional interest in the Company by any new or existing Member in exchange for a contribution to the capital of the Company; or

          (2) Upon the liquidation of the Company, or the distribution by the Company to a retiring or continuing Member of money or other Company property in reduction of such Member' s interest in the Company;

     (d) Any adjustments to the adjusted basis of any asset of the Company pursuant to Section 734 or 743 of the Code shall be taken into account in determining such asset's Adjusted Book Value in a manner consistent with Regulation Section 1.704-1(b)(2)(iv)(m); and

     (e) If the Adjusted Book Value of an asset has been determined pursuant to paragraph (a) through (c) above, such Book Value shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that depreciation deductions shall be computed based on the asset's Adjusted Book Value as so determined, and not on the asset's adjusted tax basis.

     "Applicable Rate" means 10% per annum through June 30, 1998 and 6% per annum thereafter.

     "Base Price" means $25.00 per share; provided, however, that upon any payment by PHC or any Affiliate of any deferred purchase price for the Presidio Shares acquired by PHC in connection with the Farallon Purchase, the Base Price shall be deemed increased by 81.96% of the per share amount of such payment, discounted from the date of payment to August 28, 1997 at a cumulative and annually compounded rate of 10%. For purposes of determining the right of PHC to share in any distribution to Members under Section 5.01 subsequent to any increase in the Base Price pursuant to the foregoing sentence, there shall be taken into account the cumulative effect of such increase, but PHC shall not be required to repay to the Company or to any of the Members distributions previously made to PHC.

     "Change in Management" means the first to occur of (i) the termination of the Management Agreement between Presidio and Northstar Presidio Management Company, LLC ("Northstar Manager") in accordance with its terms, (ii) either PHC or Northstar Manager ceasing to be controlled by David Hamamoto and/or Edward Scheetz or any Qualifying REIT, (iii) David Hamamoto and/or Edward Scheetz or any Qualifying REIT ceasing to beneficially own at least a majority of the outstanding capital stock or equity interests of either PHC or Northstar Manager and (iv) PHC or any entity directly or indirectly controlled by David Hamamoto and/or Edward Scheetz and in which such persons retain at least a majority of the voting power and right to share in equity profits and assets on liquidation ceasing to own at least 30% by Participation Percentage in the Company or in the Profit and Loss and capital of the Company.

     "Fair Market Value" of an asset means the fair market value of such asset as determined by the Managers and approved by the Members to the extent provided herein. The Fair Market Value of the Presidio Shares contributed in the Initial Contribution shall be the Base Price.

     "Farallon Purchase" means the Class A Common shares of Presidio purchased by PHC on July 18, 1997 from Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Tinicum Partners, Farallon Capital Offshore Investors, Inc., The Common Fund and Consolidated Press International Limited.

     "IRR" means the internal rate of return earned on such Member's capital contributions compounded annually and computed on a cumulative basis for all periods from the date of contribution through the period in question.

     "PHC Priority" means an amount equal to $9.9 million plus the amount that would represent interest on a notional loan in the principal amount of $9.9 million at the Applicable Rate from the date hereof through the date of payment.

     "Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

     A(a) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; and

     (b) any tax-exempt income of the Company, not otherwise taken in account in computing Profit or Loss, shall be included in computing taxable income or loss; and

     (c) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; and

     (d) gain or loss resulting from any taxable disposition of assets of the Company shall be computed by reference to the Adjusted Book Value of the assets disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the assets for federal income tax purposes; and

     (e) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the Adjusted Book Value of the assets; and

     (f) If the Adjusted Book Value of any Company asset is adjusted pursuant to clauses (a), (b) or (c) of the definition thereof the amount of such adjustment shall be taken into account in the taxable year of adjustment as gain or loss from the disposition of such asset for purposes of computing Profit and Loss.

     "Qualifying REIT" means a real estate investment trust or similar investment vehicle formed or sponsored by a Northstar Affiliate and as to which a Northstar Affiliate performs significant management functions.

     "T-2 Distributions" means any distributions to a Member after the date hereof by any of the T-2 Entities.

     "T-2 Entities" shall mean collectively, T-Two Management, LLC, T-Two General, L.P., Roundhill Associates Limited Partnership and Roundhill Associates Limited Partnership II.

                        ARTICLE 6 - MEMBERS AND MANAGERS


     6.01 Members. The liability of the Members shall be limited as provided in the DLLCA. No Member shall be liable for the debts, obligations, or liabilities of the Company.

     6.02 Designation of Managers. The Company shall have seven Managers to be designated by the Members as follows: PHC: 4; AG Presidio Investors, LLC ("Angelo Gordon"): 1; DK Presidio Investors, LLC ("Davidson"): 1; and Stonehill Partners, L.P. ("Stonehill"): 1. The initial Managers shall be:

             PHC Designees             David Hamamoto
                                       David King
                                       Richard J. Sabella
                                       W. Edward Scheetz

             Angelo Gordon Designee    Jeffrey H. Aronson

             Davidson Designee         Thomas L. Kempner, Jr.

             Stonehill Designee        John A. Motulsky

     Any transferee of a Capital Interest representing at least a majority of the Capital Interest as of the date hereof of any of PHC, Angelo Gordon, Davidson or Stonehill and its affiliates, as the case may be, shall succeed to the right of the transferring person to designate Managers as set forth above. The Company or any Manager proposing to convene any meeting of Managers or to take any other action of Managers shall use its good faith reasonable efforts to notify all Managers of the proposed meeting or action a reasonable time in advance. Notice of any action of the Managers taken at a meeting, by written consent or otherwise shall be given promptly to all Managers who did not participate in the meeting, consent or action. Any Manager that is not a PHC designee may convene a meeting of Managers for any purpose relating to the Company; provided that such meetings so convened need not occur more than four times in any year. The Managers shall not be entitled to fees for their services as Managers. The Managers need not be Members.

     6.03 Powers of Managers to Manage Business of Company. The Managers shall, except as specifically provided in this Agreement, by majority vote make all decisions concerning (a) (except as limited by the provisions of Section 6.04) the development, sale, lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets (including loans from Members); (e) the prepayment, refinancing or extension of any mortgage affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and (g) the employment of persons, firms or corporations for the operation and management of the Company's business, including affiliates of the Members.

     6.04 Exercise of Management Powers. In the exercise of management powers the Managers, or such officers, attorneys-in-fact, agents or representatives as the Managers shall designate or appoint, are authorized to execute and deliver
(a) all contracts, conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, mortgages, deeds of trust, security agreements and other similar documents; and
(d) all other instruments of any kind or character relating to the Company's affairs, whether like or unlike the foregoing. No Member acting without the authorization required under this Section shall have management power over the business and affairs of the Company or actual or apparent authority to enter into contracts or bind the Company, except as may be specifically authorized by the Members pursuant to this Article 6.

     6.05 Nominee. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or its gross negligence or willful misconduct.

     6.06 Time Devoted to Business. Each Member shall be required to devote such time to the business of the Company as it in its discretion deems necessary for the efficient operation of the Company's business. The Members shall at all times be free to engage for their own account in all aspects of any business or investment in which the Company is involved.

     6.07 Information Relating to Company. Each Member or his or its authorized representative shall have access to and may inspect and copy all books, records and materials regarding the Company or its activities.

     6.08 Exculpation. Any act or omission of a Member the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company shall not subject such Member to any liability to any other Member or to the Company.

     6.09 Indemnification. (a) Each Member, Manager, officer, attorney-in-fact, agent or representative, shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses as incurred), judgments, fines, penalties, interests, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, relating to the activities of such person in any of such capacities. The indemnification provided in this Section shall extend to the fullest extent as would be permitted by applicable law of the State of Delaware from time to time affording indemnification to persons acting on behalf of corporations organized in such State.

     (b) The right to be indemnified conferred in this Section 6.09 shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, the payment of such expenses incurred by a Member, Manager, officer, attorney-in-fact, agent or representative in his or her capacity as a Member, Manager, officer, attorney-in-fact, agent or representative (and not in any other capacity in which service was or is to be rendered by such person while a Member, Manager, officer, attorney-in-fact, agent or representative), in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of (i) a written request for advancement of expenses which sets forth in reasonable detail the expenses incurred by the Member, Manager, attorney-in-fact, officer, agent or representative and (ii) an undertaking, by or on behalf of the Member, Manager, officer, attorney-in-fact, agent or representative, to repay all amounts so advanced if it shall ultimately be determined that the Member, Manager, officer, attorney-in-fact, agent or director is not entitled to be indemnified under this
Section 6.09 or otherwise. The financial ability of a Member, Manager, officer, attorney-in-fact, agent or representative to repay any amounts to be advanced shall not be a prerequisite to making an advance of expenses.

     (c) The indemnification provided by this Section 6.09 shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, by agreement or otherwise.

     (d) If a claim under Section 6.09 is not paid in full by the Company within sixty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the law of the State of Delaware affording indemnification to persons acting on behalf of corporations to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. In any action to recover the unpaid amount of a claim the claimant shall be presumed to have met the applicable standards of conduct and be entitled to indemnification.

     (e) The Company may maintain insurance, at its expense, to protect itself and any Member, Manager, officer, attorney-in-fact, agent or representative of the Company against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law of the State of Delaware affording indemnification to persons acting on behalf of corporations. In the event the Company or any subsidiary procures any such insurance covering any Member, Manager, officer or director, then the Company agrees to cause all of the Members or Managers (as the case may be) that are not Northstar Affiliates to be covered by such insurance at least to the same extent as such other persons.

     (f) The indemnification provided by this Section 6.09 shall survive termination of this Agreement and shall apply to any person that is or was a Manager, officer, attorney-in-fact, agent or representative of the Company.

     6.10 Records at Principal Place of Business. The Managers shall cause the Company to keep at its principal place of business the following:

     (a) a current list in alphabetical order of the full name and last known business street address of each Member;

     (b) a copy of the Certificate of Formation and all certificates of amendment thereto, together with (i) receipts of filing thereof, and (ii) executed copies of any powers of attorney pursuant to which any certificate of amendment has been executed;

     (c) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years; and

     (d) copies of any financial statements of the Company, if any, for the three most recent years.

     6.11 Tax Matters Member. The "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Internal Revenue Code shall be PHC. Such tax matters partner shall be authorized to represent the Company in connection with all matters relating to the tax status, tax reports or filing of the Company. No Member shall take any action that would have the effect of causing the Company to be treated as a C corporation for federal income tax purposes.

     6.12 Certain Regulatory Matters. The Managers shall operate the Company such that (i) none of the Company's assets would be deemed "plan assets" for purposes of the Employee Retirement Income Security Act of 1974, as amended and
(ii) the Company shall not be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Each Member agrees to furnish to the Company such information as may reasonably be requested by any Manager from time to time to monitor compliance with the foregoing.


                              ARTICLE 7 - OFFICERS

     7.01 Officers of the Company. The officers of the Company shall consist of a president, a treasurer and a secretary, and such vice presidents, assistant vice presidents, assistant treasurers, assistant secretaries or other officers or agents as may be elected and appointed by the Managers. Any two or more offices may be held by the same person. The officers shall act in the name of the Company and shall supervise its operation under the direction and management of the Managers, as further described below. The initial officers shall be as set forth on Schedule B.

     7.02 Election and Term of Office. The officers of the Company shall be designated by the Managers. Vacancies may be filled or new offices created and filled at any meeting of Managers. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer or agent shall not of itself create contract rights. A person may be both a Manager and an officer.

     7.03 Removal. Any officer or agent may be removed by the Managers whenever in their judgment the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contact rights, if any, of the person so removed.

     7.04 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Managers for the unexpired portion of the term.

     7.05 President. The president shall be the chief executive officer of the Company and shall be in general and active charge of the entire business and all the affairs of the Company and shall have the powers and perform the duties incident to that position, including the power to bind the Company in accordance with this Section 7.05. The president shall, when present, preside as chairman at all meetings of the Members. He shall have such other powers and perform such duties as are specified in this Agreement and as may from time to time be assigned to him by the Managers of the Company.

     The president shall have general and active management of the business of the Company and shall see that all orders and resolutions of the Members of the Company are carried into effect. The president may execute any certificates for units, deeds, bonds, mortgages, contracts and other instruments (whenever requiring a seal, under the seal of the Company), except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Managers of the Company to some other officer or agent of the Company. The president shall have general powers of supervision and shall be the final arbiter of all differences between officers of the Company, and such decision as to any matter affecting the Company shall be final and binding as between the officers of the Company subject only to the Managers of the Company.

     7.06 The Vice Presidents. In the absence of (or at the request of) the president or in the event of his or her inability or refusal to act, a vice president (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president shall perform such other duties as from time to time may be assigned to him by the president or by the Managers of the Company.

     7.07 The Treasurer. The treasurer shall be the chief financial officer of the Company. The treasurer shall not be required to give a bond for the faithful discharge of his or her duties. He or she shall: (i) have charge and custody of and be responsible for all funds and securities of the Company; (ii) be charged with primary responsibility for dealing with commodity exchanges or other exchanges in which the Company may hold a membership or on which the Company may trade, (iii) receive and give receipts for moneys due and payable to the Company from any source whatsoever, and deposit all such moneys in the name of the Company in such banks, trust companies or other depositories as shall be selected by the Members of the Company; and (iv) in general perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the president or by the Managers of the Company.

     7.08 The Secretary. The secretary shall: (a) keep the minutes of the Members' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of this Agreement or as required by law; (c) be custodian of Company records; (d) keep a register of the post office address of each Member which shall be furnished to the secretary by such Member; (e) sign with the president or a vice president (as designated by the president), any certificates for units the issue of which shall have been authorized by resolution of the Members; (f) certify the resolutions of the Members and other documents to the Company as true and correct thereof, and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the president, a vice president (as designated by the president) or by the Members of the Company.

     7.09 Assistant Treasurers and Assistant Secretaries. The assistant treasurers shall respectively, if required by the Managers of the Company, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Managers of the Company shall determine. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or by the president or the Managers of the Company.

     7.10 Salaries. The salaries and other compensation of the officers and other employees of the Company shall be fixed from time to time by the Managers, and no officer or employee shall be prevented from receiving such salary by reason of the fact that he is also a manager of the Company.


                            ARTICLE 8 - COMPENSATION

     8.01 No Entitlement to Compensation. No Member acting on behalf of the Company shall be entitled to compensation or remuneration except as may be specifically provided in this Agreement or otherwise by the Members. This provision shall not limit any compensation or remuneration which any Member shall receive from any other entity with which the Company may be an affiliate or in which the Company is a participant or partner. It is specifically understood that affiliates or subsidiaries of PHC may, at the sole discretion of the Managers, render administrative or management services to the Company and shall receive payment for such services determined at the discretion of the Managers, subject to the provisions of Article 9.

     8.02 Reimbursement. The Company shall reimburse the Members, Managers, officers, attorneys-in-fact, agents and representatives for all direct out-of-pocket expenses incurred by them in managing or acting on behalf of the Company, where such management or action was authorized or directed by the Company.


                       ARTICLE 9 - AFFILIATE TRANSACTIONS

     9.01 Affiliated Transactions. Notwithstanding anything to the contrary in this Agreement, any transaction or series of related transactions between the Company or any controlled Affiliate of the Company on the one hand and any Northstar Affiliate on the other involving aggregate consideration that is reasonably expected to exceed $100,000 (and any modification of any such transaction other than any modification that does not adversely affect the rights, benefits or interests of the Company, any controlled Affiliate or the Members that are not Northstar Affiliates) shall require the prior written approval of the Members having Participation Percentages aggregating more than 50% of the Participation Percentages of all Members who are not Northstar Affiliates ("Minority Approval"). The foregoing shall not prohibit the Existing Transactions on their current terms.

     "Existing Transactions" means (i) the Management Agreement between Presidio and Northstar Manager (the "Northstar Management Agreement"), (ii) the employment of Richard Sabella for compensation at the rate of $1.0 million per annum for so long as he is employed on a full time basis as Chief Executive Officer of the Company and the options granted to Richard Sabella to acquire up to 2% of Presidio and the right to borrow against such options as set forth in the existing employment agreements and (iii) the assumption by the Company of compensation of Charles Humber and David King not exceeding $30,000 per month in the aggregate for so long as each is engaged for at least one-third of his full business time in the business and affairs of the Company.

     "Northstar Affiliate" means any Affiliate of PHC or Northstar Manager, any Person with whom PHC or Northstar Managers or any Affiliate has a significant business relationship, any partner, officer, director or employee of any such Person, any family member of any of the foregoing, or any person known to Northstar to be an Affiliate of any of the foregoing, but shall exclude the Company and any wholly owned subsidiary of the Company. From and after a Change in Management, references in the foregoing sentence to "PHC" or "Northstar Manager" shall be deemed to include any Person or group which has acquired beneficial ownership of at least 30% by Participation Percentage in the Company or any Person who has become the manager under the Northstar Management Agreement or any successor management agreement.

     "Affiliate" means, with respect to any person, any other person controlling, controlled by or under common control with, such person.

     "Control" shall mean the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise.

     9.02 Corporate Opportunities. PHC agrees that, notwithstanding anything else in this Agreement, it shall refer to the Company all opportunities available to it or any other Northstar Affiliate to make investments that are directly or indirectly related to the assets of the Company as of the date of this Agreement, and further agrees that, without a Minority Approval (which shall not be unreasonably withheld), no Northstar Affiliate shall, directly or indirectly, make any such investment.

                              ARTICLE 10 - ACCOUNTS

     10.01 Books. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

     10.02 Member Capital Accounts. Separate capital accounts shall be maintained for each Member. Each Member's capital account shall consist of the Initial Contribution made by the Member, shall be increased by any additional capital contributions made and by the Member's share of the Profits of the Company, and shall be decreased by (a) distributions to the Member, and (b) the Member's share of Company Losses. Such capital accounts shall be maintained in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), and shall be adjusted appropriately to reflect any other adjustments required in accordance with that Regulation, except to the extent such adjustments would materially affect the amount or timing of any amount otherwise distributable hereunder.

     10.03 Transfers During Year. The share of Profits and Losses under Article 5 of a Member who transferred part or all of its interest in the profit or loss and capital of the Company during the calendar year shall be determined on the "interim closing of the books" in accordance with applicable Federal tax principles as set forth in Section 706 of the Code and the Treasury Regulations thereunder on the basis of the number of days the transferor and transferee was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary non-recurring items of the Company. The proration shall be based on the portion of the calendar year that has elapsed prior to the transfer. The balance of the Profits and Losses attributable to the transferred interest shall be allocated to the transferee of such interest.

     10.04 Reports. There shall be prepared monthly statements of income and expenses and annual reports of the business and operations of the Company in accordance with generally accepted accounting principles consistently applied, including a balance sheet, statement of income and expenses and the capital of the Members. The books of account shall be closed promptly after the close of each calendar year, and there shall be prepared and sent to each Member a statement of such Member's distributive share of income and expense for federal income tax reporting purposes, including reasonable details of the character of such items attributable to each investment of the Company.

     10.05 Further Information. Prior to funding any new investment by the Company, the Managers shall provide notice to the Members specifying the nature of the proposed investment, whether any portion of the investment may be debt financed, whether the investment will be made in a pass-through vehicle (partnership, limited liability company, trust or other similar entity) and the nature of the anticipated income to be derived from such investment. Such notification shall be provided no later than 10 business days (or if 10 business days is not practicable then the earliest reasonably practicable time). The requirement in this Section to provide notice of any investment shall not limit or otherwise affect the authority of the Managers under this Agreement to make investments or otherwise manage the business and affairs of the Company. Notwithstanding the foregoing, the Members agree that no advance notice is required for the investment by the Company in any non-convertible, non-participating debt investment having a fixed rate of interest that is not acquired with borrowed funds.


                             ARTICLE 11 - TRANSFERS

     11.01 Assignment of Membership Interest. Subject to the provisions of
Section 11.03, a Member may sell, assign or otherwise dispose of all or any part of its Capital Interest in the Company and the assignee thereof shall automatically become a Member upon execution of a joinder agreement.

     11.02 Transfer of Interest in Profit or Loss or Capital. Without limiting the provisions of Section 11.01, a Member may transfer its interest in the Profit or Loss and capital of the Company. The transferee of such a transfer shall not become a Member or acquire any of the rights of a Member by reason of such a transfer, but shall be entitled to distributions of profits when declared by the Members and to the proper share of distributions on winding up.

     11.03 No Transfers in Certain Cases. Notwithstanding any provision of this
Article 11 to the contrary, no transfer of any membership or other interest in the Company shall be permitted, if after giving effect thereto the Company would be required to register as an investment company under the Investment Company Act or if such transfer would require registration under the Securities Act of 1933, as amended (the "1933 Act") or if the Company might reasonably be expected to be treated as a publicly traded partnership within the meaning of Code
Section 7704. Any purported transfer which would cause a violation of this Section shall be null and void, and shall not give rise to any obligation on the part of the Company. In connection with any proposed transfer, the Managers may request the proposed transferor to furnish an opinion of recognized counsel to the effect that the proposed transfer would not cause the Company to be required to register under the Investment Company Act, would not require registration under the 1933 Act or would not cause the Company to be treated as a publicly traded partnership, as the case may be. Such counsel shall be entitled to request, receive and rely upon a certificate from the Company as to such factual matters concerning the Company and the Members as may be reasonably necessary in order to render such an opinion.

                    ARTICLE 12 - DISSOLUTION AND TERMINATION

     12.01 Final Accounting. In case of the Company's dissolution, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution.

     12.02 Liquidation. Upon the Company's dissolution and the failure of the remaining Members to continue the Company as provided in Section 1.06, the remaining Members or, if none, a person selected by a majority in Capital Interest of the Members shall act as liquidator to wind up the Company. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the Company's affairs in an orderly and prudent manner. The liquidator shall apply and distribute any liquidation proceeds or assets of the Company in kind in the following manner and in the following order of priority:

     (a) to the payment of the debts and liabilities of the Company (other than the capital accounts of the Members) and to the expenses of liquidation in the order of priority as provided by law; then

     (b) to the establishment of any reserves deemed reasonably necessary by the liquidator for the payment of any contingent or unforeseen liabilities or obligations of the Company and, at the expiration of such period as reasonably deemed advisable by the liquidator, the balance of such reserves shall be applied and distributed in the manner hereinafter provided in this Section 12.02; then

     (c) to the Members in accordance with the provisions of Section 5.01(b).

     12.03 Cancellation of Certificate. Upon the completion of the distribution of Company assets, the Company shall be terminated and the Members shall cause the Company to execute articles of dissolution and take such other actions as may be necessary or appropriate to terminate the Company.

     12.04 Deficit Accounts. No Member shall have any obligation to restore any negative balance in its capital account upon liquidation of the Company.


                       ARTICLE 13 - AMENDMENT TO AGREEMENT

     Amendments to this Agreement and to the Certificate of Formation that do not affect the rights of any of the Members or Managers in any material respect may be made by the Managers. Any other amendment to this Agreement or the Certificate of Formation shall require the affirmative approval of Members having Participation Percentages aggregating more than 80%; provided that any amendment that has the effect, directly or indirectly, of reducing the entitlement of any Member to share in the profits or distributions of the Company shall require the affirmative consent of each Member adversely affected thereby.

                         ARTICLE 14 - GENERAL PROVISIONS

     14.01 Arbitration. Any claim or controversy arising out of or relating to this Agreement or a breach hereof shall, upon the request of any party involved, be submitted to and settled by arbitration in accordance with the then obtaining rules in New York City of the American Arbitration Association, but providing for the arbitrators to fix as part of the arbitration determination the manner in which the parties to such arbitration shall share the costs thereof, or such other form of arbitration as the parties may accept. The decision made pursuant to such arbitration shall be binding and conclusive on all parties involved and judgment upon such decision may be entered in any appropriate court having jurisdiction.

     14.02 No Partition Rights. No Member shall be entitled to receive property other than cash on account of any distribution to be made and no Member shall have any right to partition of any interest in real property or personal property owned or acquired at any time by the Company, whether under any statute or rule of law.

     14.03 Notices. Any and all notices, designations, consents, offers, elections, acceptances or other communications provided for in this Agreement shall be in writing and delivered in any of the following ways: (1) personally,
(2) by registered or certified mail (return receipt requested), sent by airmail where outside of the continental United States, (3) by reputable overnight private courier service, or (4) where a Member or other party has furnished a fax communication number, by such fax communication, to the Members at the addresses shown on Schedule A to this Agreement. Any of the addresses provided for the Members or for the copies described in this Section may be changed by notice given in accordance with the provisions of this Section. Any notice sent by registered or certified mail shall be deemed made or given upon receipt.

     14.04 Effect of Agreement. This Agreement (a) together with the Termination and Mutual Release of even date herewith among the Members, contains the entire agreement among the parties, (b) except as provided in Article 13, may not be amended nor may any rights hereunder be waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver, (c) shall be construed in accordance with, and governed by, the laws of Delaware, applicable to agreements executed and wholly performed therein, and (d) shall be binding upon and shall inure to the benefit of the parties and their respective personal representatives, successors and assigns. Each of the Managers of the Company is an intended third party beneficiary of the provisions of Section 6.09 of this Agreement.

     14.05 Construction. Words in any gender shall be deemed to include the other genders. The singular shall be deemed to include the plural and vice versa. The headings and underlined paragraph titles are for guidance only and shall have no significance in the interpretation of this Agreement. All pronouns or variations shall be deemed to include masculine, feminine, or neuter, singular, or plural as the context or identity may require.

     14.06 Partial Invalidity. If any provision of this Agreement or the application thereof to any person or circumstance is determined to be invalid or unenforceable, the remaining provisions or the application to other persons or circumstances shall not be affected and shall be valid and enforceable to the fullest extent permitted by law.

     14.07 No Oral Change. No change or termination of this Agreement may be made except in a writing signed in the manner provided and required herein.

     14.08 Counterpart Copies. This Agreement may be executed in counterpart copies which, taken together, shall constitute the Agreement. A copy of the fully constituted Agreement shall be furnished by the Managers to each Member.

                            [Signature pages follow]

     IN WITNESS WHEREOF, each of the Members has executed this operating agreement as set forth below to be effective as of the date first above written.

                                    PRESIDIO HOLDING COMPANY, LLC

                                    By:/s/ Richard Sabella
                                       -------------------------------
                                         Name:   Richard Sabella
                                         Title:  Authorized Signatory


                                    AG PRESIDIO INVESTORS, LLC

                                    By:/s/ Jeffrey H. Aronson
                                       -------------------------------
                                         Name:   Jeffrey H. Aronson
                                         Title:  Authorized Signatory


                                    DK PRESIDIO INVESTORS, LLC

                                    By:/s/ Thomas L. Kempner, Jr.
                                       -------------------------------
                                         Name:   Thomas L. Kempner, Jr.
                                         Title:  Authorized Signatory


                                    STONEHILL PARTNERS, L.P.

                                    By:/s/ John Motulsky
                                       -------------------------------
                                         Name:   John Motulsky
                                         Title:  Authorized Signatory


                                    STONEHILL OFFSHORE PARTNERS LIMITED
                                    By Stonehill Advisors LLC

                                    By:/s/ John Motulsky
                                       -------------------------------
                                         Name:   John Motulsky
                                         Title:  Authorized Signatory


                                    STONEHILL INSTITUTIONAL PARTNERS, L.P.

                                    By:/s/ John Motulsky
                                       -------------------------------
                                         Name:   John Motulsky
                                         Title:  Authorized Signatory


                                                                          SCHEDULE A
                                                                                                         INITIAL
                                                                                                      CONTRIBUTION -
NAME                                                ADDRESS FOR NOTICES                              NUMBER OF SHARES

Presidio Holding Company, LLC                       c/o Presidio Capital Corp.                           6,770,656
                                                    411 West Putnam Avenue, Suite 270
                                                    Greenwich, CT 06830

AG Presidio Investors, LLC                          c/o Angelo, Gordon & Co., L.P.                       1,329,501
                                                    245 Park Avenue, 26th Fl.
                                                    New York, N.Y. 10167

DK Presidio Investors, LLC.                         c/o M.H. Davidson & Company                            795,201
                                                    885 Third Avenue
                                                    New York, NY  10022

Stonehill Partners, L.P.                            Stonehill Partners, L.P.                                282,139
                                                    110 East 59th Street
                                                    New York, NY  10022

Stonehill Offshore Partners Limited                 c/o Stonehill Investment Corporation                    111,521
                                                    110 East 59th Street
                                                    New York, NY  10022

Stonehill Institutional Partners, L.P.              c/o Stonehill Investment Corporation                    123,697
                                                    110 East 59th Street
                                                    New York, NY  10022

                                   SCHEDULE B


Individual                                        Office

Richard J. Sabella                                President and Chief
                                                    Executive Officer

W.   Edward Scheetz                               Vice President

David Hamamoto                                    Vice President

David King                                        Chief Operating Officer

Kevin Reardon                                     Chief Financial Officer,
                                                    Treasurer and Secretary

                                                                       EXHIBIT A

                          FORM OF LLC JOINDER AGREEMENT

     JOINDER AGREEMENT, dated as of ___________, by and between ________________ (the "Assignee"), and ______________ (the "Assignor").

                                 R E C I T A L S


     A. Pursuant to ______ the Assignor has transferred to Assignee a Capital Interest representing a Participation Percentage of __% in __________, LLC (the "Company").

     B. The Assignee desires to be admitted as a Member of the Company.

     C. The Company has required, as a condition to admitting the Assignee as a Member, that the Assignee become a party of the Operating Agreement of the Company by executing and delivering this agreement.

                                A G R E E M E N T


     NOW, THEREFORE, the parties hereby agree as follows:

     1. The Assignee joins as a Member of the Company and agrees to be bound by all of the terms and provisions of the Operating Agreement.

     2. The name and address of the Assignee is as listed on the Schedule attached hereto.

     IN WITNESS WHEREOF, the undersigned have executed this agreement as of the date first above written.

                            [Assignor]



                            By:______________________
                               Name:
                               Title:


                            [Assignee]



                            By:______________________
                               Name:
                               Title: